SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Lions Gate Entertainment Corp.

(Name of Issuer)

Common Shares, no par value

(Title of Class of Securities)

535919203

(CUSIP Number)

John C. Malone

c/o Liberty Media Corporation

12300 Liberty Boulevard

Englewood, Colorado 80112

(720) 875-5400

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 10, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 535919203

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (Entities Only) John C. Malone

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒ (1)

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person	7	Sole Voting Power 4,967,695 (2)(3)(4)

	8	Shared Voting Power 0 (5)

	9	Sole Dispositive Power 4,967,695 (2)(3)(4)

	10	Shared Dispositive Power 0 (5)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 4,967,695 (2)(3)(4)(5)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐

13	Percent of Class Represented by Amount in Row (11) 3.3% (6)

14	Type of Reporting Person IN

(1) As a result of the Voting and Standstill Agreement (as defined herein), John C. Malone (“Mr. Malone”) may be deemed to share beneficial ownership of shares beneficially owned by the other parties to the Voting and Standstill Agreement.  Mr. Malone expressly disclaims the existence of and membership in a group with any or all of the other parties to the Voting and Standstill Agreement.  See Items 4, 5 and 6.

(2) Includes 250,000 shares held by the Malone Family Land Preservation Foundation and 306,500 shares held by the Malone Family Foundation, as to which shares Mr. Malone has disclaimed beneficial ownership.

(3) Includes 539,657 shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest.

(4) Includes 3,871,538 shares held by a trust with respect to which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest.

(5) This amount does not reflect (A) the 5,000,000 shares held by Discovery Lightning Investments Ltd., (B) the 5,000,000 shares held by Liberty Global Incorporated Limited or (C) an aggregate of 30,269,229 shares beneficially owned by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management, MHR Holdings LLC, and Mark H. Rachesky, M.D. See Items 4, 5 and 6.

(6) For purposes of calculating the beneficial ownership of Mr. Malone, the total number of shares outstanding was 148,620,773 on November 11, 2015, as reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission on November 12, 2015.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D

(Amendment No.    )

Statement of

JOHN C. MALONE

Pursuant to Section 13(d) of the Securities Exchange Act of 1934

in respect of

LIONS GATE ENTERTAINMENT CORP.

Item 1.                                                         Security and Issuer.

John C. Malone (“Mr. Malone”) is filing this Statement on Schedule 13D (the “Statement”) with respect to the common shares, no par value (the “Common Shares”), of Lions Gate Entertainment Corp., a corporation organized under the laws of the Province of British Columbia (the “Issuer”), beneficially owned by Mr. Malone.

The Issuer’s principal executive offices are located at 250 Howe Street, 20th Floor, Vancouver, British Columbia V6C 3R8 and 2700 Colorado Avenue, Suite 200, Santa Monica, California 90404.

Mr. Malone acquired beneficial ownership of an aggregate of 4,967,695 Common Shares pursuant to the Stock Exchange Agreement (the “Exchange Agreement”), dated as of February 10, 2015, by and among the Issuer, LG Leopard Canada LP (“LG Leopard”), the Malone Family Land Preservation Foundation (the “Land Foundation”), the Malone Family Foundation (the “Family Foundation”), the John C. Malone June 2003 Charitable Remainder Unitrust (the “2003 CRT”), and the Malone Starz 2015 Charitable Remainder Unitrust (the “2015 CRT”). The 2015 CRT, 2003 CRT, the Land Foundation, and the Family Foundation are collectively referred to as the “Malone Stockholders.”  Mr. Malone may be deemed to beneficially own the Common Shares held by each of the Malone Stockholders. See Item 5. Mr. Malone is filing this Statement to report his entry into the Voting and Standstill Agreement (the “Voting and Standstill Agreement”), dated as of November 10, 2015, among the Issuer, Liberty Global Incorporated Limited (“LGIL”), Discovery Lightning Investments Ltd. (“DLIL”), Mr. Malone, MHR Fund Management, LLC (“MHR”), Liberty Global plc (“Liberty Global”), Discovery Communications, Inc. (“Discovery”) and the affiliated funds of MHR party thereto (the “MHR Funds”). Mr. Malone is Chairman of the board of directors of Liberty Global and a common stock director of Discovery. The Exchange Agreement and the Voting and Standstill Agreement are further described in Item 6.

Item 2.                                                         Identity and Background.

The reporting person is John C. Malone, whose business address is c/o Liberty Media Corporation, 12300 Liberty Boulevard, Englewood, CO 80112.  Mr. Malone is a director of the Issuer.

During the last five years, Mr. Malone has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors, if any), and has not been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction resulting in any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Mr. Malone is a citizen of the United States of America.

Item 3.                                                         Source and Amount of Funds.

Mr. Malone acquired beneficial ownership of the Common Shares reported on this Statement pursuant to the Exchange Agreement in exchange for shares of Series A common stock (“STRZA”) and Series B common stock (“STRZB”), in each case, of Starz, a Delaware corporation, previously held by the Malone Stockholders. See Item 6.

Item 4.                                                         Purpose of the Transaction.

Mr. Malone acquired beneficial ownership of the Common Shares for investment purposes.  Pursuant to the Exchange Agreement, the Malone Stockholders became entitled to designate a person to serve on the board of directors of the Issuer, and the Malone Stockholders designated Mr. Malone to serve as such director.  Accordingly, Mr. Malone was appointed promptly following the closing of the transactions contemplated by the Exchange Agreement (the “Closing”).  The Malone Stockholders will have the right to designate a nominee for election to the Issuer’s board of directors until the earlier of (i) the second anniversary of the Closing and (ii) such time as both (x) the Malone Stockholders cease to own at least 75% of the Common Shares issued to them pursuant to the Exchange Agreement and (y) Mr. Malone and his affiliates cease to own at least 2.7% of the outstanding Common Shares.  Item 6 is incorporated by reference herein.

In connection with the acquisition of Common Shares by Liberty Global and Discovery, Mr. Malone entered into the Voting and Standstill Agreement.  Pursuant to that agreement, so long as any of the Malone Stockholders, Liberty Global, Discovery or MHR is entitled to designate a nominee for election to the Issuer’s board of directors, each of Mr. Malone, Liberty Global, Discovery and MHR and their respective controlled affiliates will be required to vote their Common Shares in favor of the other parties’ designees for election as director.  As a result, Mr. Malone may be deemed to share beneficial ownership of Common Shares with Liberty Global, Discovery, MHR, and the MHR Funds.  Thus, despite the fact Mr. Malone beneficially owns less than 5% of the outstanding Common Shares, he is filing this Statement to report such potential shared beneficial ownership.

As a director of the Issuer, Mr. Malone may, from time to time, engage with, and contribute his commercial expertise to the Issuer’s board of directors and the Issuer’s management with respect to the management, operations, business and financial condition of the Issuer and, subject to the terms of the Voting and Standstill Agreement, such other matters as Mr. Malone may deem relevant to his investment in the Common Shares.

Other than as set forth in this Statement, Mr. Malone does not have any present plans or proposals which relate to or would result in: (i) any acquisition by any person of additional securities of the Issuer, or any disposition of securities of the Issuer; (ii) any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (iii) any sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (iv) any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board of directors of the Issuer; (v) any material change in the present capitalization or dividend policy of the Issuer; (vi) any other material change in the Issuer’s business or corporate structure; (vii) any change in the Issuer’s charter or bylaws or other actions which may impede the acquisition of control of the Issuer by any person; (viii) any delisting from a national securities exchange or any loss of authorization for quotation in an inter-dealer quotation system of a registered national securities association of a class of securities of the Issuer; (ix) any termination of registration pursuant to Section 12(g)(4) of the Exchange Act of a class of equity securities of the Issuer; or (x) any action similar to any of those enumerated above.

Notwithstanding the foregoing, but subject to the terms of the Voting and Standstill Agreement and the Exchange Agreement, Mr. Malone may determine to change his intentions with respect to the Issuer at any time in the future and may, for example, elect (i) to acquire additional Common Shares in open market or privately negotiated transactions or pursuant to the exercise of stock options or (ii) to dispose of all or a portion of his holdings of Common Shares.  In reaching any determination as to his future course of action, Mr. Malone will take into consideration various factors, such as the Issuer’s business and prospects, other developments concerning the Issuer, other business opportunities available to Mr. Malone, estate planning considerations and general economic and stock market conditions, including, but not limited to, the market price of the Common Shares.

Item 5.                                                         Interest in Securities of the Issuer.

(a) - (b) Mr. Malone beneficially owns 4,967,695 Common Shares (including (A) 306,500 shares held by the Family Foundation and 250,000 shares held by the Land Foundation, as to which shares Mr. Malone disclaims beneficial ownership, and (B) 3,871,538 shares held by the 2015 CRT and 539,657 shares held by the 2003 CRT, with respect to each of which Mr. Malone is the sole trustee and, with his wife, retains a unitrust interest). These shares represent approximately 3.3% of the outstanding Common Shares. The foregoing percentage interest is based on 148,620,773 total Common Shares outstanding on November 11, 2015, as reported by the Issuer in its Registration Statement on Form S-3 filed with the Securities and Exchange Commission (the “SEC”) on November 12, 2015.

Mr. Malone is required to vote the Common Shares beneficially owned by him in respect of certain matters in accordance with the Voting and Standstill Agreement.  See Items 3, 4 and 6 of this Statement, which are incorporated herein by reference. Except as described in this Statement, Mr. Malone has the sole power to vote and dispose of, or to direct the voting or disposition of, the Common Shares beneficially owned by him.

The beneficial ownership information set forth above does not include any Common Shares of the Issuer beneficially owned by the MHR Funds or their affiliates (including MHR and Mark H. Rachesky, M.D., the Chairman of the Issuer’s board of directors (“Dr. Rachesky”)), Discovery, DLIL, Liberty Global or LGIL.  As a result of the Voting and Standstill Agreement described in Item 6 of this Statement, Mr. Malone may be deemed to beneficially own and share voting and/or dispositive power over the Common Shares beneficially owned by the other parties to the Voting and Standstill Agreement and their respective affiliates.  Based on Amendment No. 20 to Schedule 13D, filed with the SEC on November 13, 2015, by MHR Institutional Partners III LP, MHR Institutional Advisors III LLC, MHR Fund Management, MHR Holdings LLC and Dr. Rachesky, various funds affiliated with MHR Fund Management (including the MHR Funds) and Dr. Rachesky beneficially own an aggregate of 30,269,229 Common Shares (approximately 20.4% of the total number of Common Shares outstanding).  Based on the Issuer’s Current Report on Form 8-K filed with the SEC on November 10, 2015, Discovery and DLIL beneficially own an aggregate of 5,000,000 Common Shares (approximately 3.4% of the total number of Common Shares outstanding) and Liberty Global and LGIL beneficially own an aggregate of 5,000,000 Common Shares (approximately 3.4% of the total number of Common Shares outstanding).

This Statement is not an admission or acknowledgement that Mr. Malone constitutes a “group” within the meaning of Rule 13d-5(b)(1) under the Act with any or all of the other parties to the Voting and Standstill Agreement.

(c)                                  Except as provided in this Statement, none of Mr. Malone or, to his knowledge, the Family Foundation, the Land Foundation, the 2003 CRT, or the 2015 CRT, has executed any transactions in respect of the Common Shares within the last sixty days.

(d)                                 Not Applicable.

(e)                                  Not Applicable.

Item 6.                                                         Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The Exchange Agreement

On February 10, 2015, the Family Foundation, the Land Foundation, the 2003 CRT and the 2015 CRT entered into the Exchange Agreement with the Issuer and LG Leopard, a Canadian limited partnership and indirect wholly-owned subsidiary of the Issuer.  Pursuant to the Exchange Agreement, at the Closing, the Malone Stockholders transferred to the Issuer an aggregate of 2,118,038 STRZA and 2,590,597 STRZB shares in exchange (the “Exchange”) for the issuance to such Malone Stockholders of an aggregate of 4,967,695 Common Shares (the “Issuer Exchange Shares”). See Item 5.

Following the Closing, in accordance with the Exchange Agreement, the Issuer appointed Mr. Malone (as designee of the Malone Stockholders pursuant to the Exchange Agreement) to its board of directors. The Issuer is required to nominate Mr. Malone for election to the Issuer’s board of directors at each annual meeting that occurs until the earlier of (x) the second anniversary of the Closing and (y) the date on which the Malone Stockholders own less than (i) 75% of the Issuer Exchange Shares and (ii) 2.7% of the outstanding Common Shares.

The Exchange Agreement also contains an agreement by the Malone Stockholders not to transfer any of the Issuer Exchange Shares without the prior written consent of the Issuer until the earlier of (x) the second anniversary of the Closing and (y) such time as the Issuer owns less than 75% of the STRZA and STRZB shares it acquired in the Exchange (subject to limited exceptions).  Pursuant to the Exchange Agreement, at any time prior to a change in control (as defined in the Exchange Agreement) of Starz, if any Malone Stockholder proposes to transfer any of the Common Shares acquired in the Exchange, such transferor has agreed to give the Issuer a right of first offer (“ROFO”) over any such transfer at a price per share, in cash, proposed by such transferor in a written notice.  If such offer is not accepted within 10 business days, then during the 180 days following such 10 business day period the transferor may transfer the shares to a third party at a price no lower than the price offered in the ROFO notice.  Notwithstanding the transfer restrictions contained in the Exchange Agreement and described in this paragraph, the Malone Stockholders may transfer the Issuer Exchange Shares to their respective affiliates (or with respect to the 2003 CRT or the 2015 CRT, a named beneficiary) subject to such proposed transferee agreeing to be bound by the provisions of the Exchange Agreement to the same extent as such Malone Stockholder and so long as the transfer is otherwise made in compliance with applicable securities laws.

The foregoing description of the Exchange Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Exchange Agreement, which is included as Exhibit 7(a) to this Statement and incorporated herein by reference.

The Voting and Standstill Agreement

On November 10, 2015, Mr. Malone entered into the Voting and Standstill Agreement with the Issuer, Discovery, DLIL, Liberty Global, LGIL, MHR and the MHR Funds.  Under the Voting and Standstill Agreement, Liberty Global, Discovery and Mr. Malone have agreed that, until November 10, 2020 (the “Standstill Period”), they and their controlled affiliates will not acquire additional voting securities of the Issuer that would result in such persons beneficially owning Common Shares in the aggregate representing more than 18.5% of the outstanding voting power of the Issuer. Although the shares beneficially owned by each of Liberty Global, Discovery and Mr. Malone will be aggregated for purposes of determining compliance with such ownership restriction, Mr. Malone does not have any agreement with Liberty Global or Discovery regarding such limitation.

During the Standstill Period, Liberty Global, Discovery and Mr. Malone have each agreed to vote, in any vote of the Issuer’s shareholders, all of the Common Shares beneficially owned by them and their respective controlled affiliates in excess of 13.5% of the Issuer’s outstanding voting power in the aggregate, in the same proportion as the votes cast by shareholders other than Liberty Global, Discovery, Mr. Malone and their respective affiliates.  After the expiration of the Standstill Period, Liberty Global, Discovery and Mr. Malone have agreed to vote, in any vote of the Issuer’s shareholders on a merger, amalgamation, plan of arrangement, consolidation, business combination, third party tender offer, asset sale or other similar transaction involving the Issuer or any of the Issuer’s subsidiaries (and any proposal relating to the issuance of capital, any increase in the authorized capital or, subject to certain exceptions, any amendment to any constitutional documents in connection with any of the foregoing), all of the Common Shares beneficially owned by them and their respective controlled affiliates in excess of 18.5% of the Issuer’s outstanding voting power in the aggregate in the same proportion as the votes cast by shareholders other than Liberty Global, Discovery, Mr. Malone and their respective affiliates.

In addition, Liberty Global, Discovery, Mr. Malone and MHR have agreed that for so long as any of them has the right to nominate at least one representative to the Issuer’s board of directors, each of them will vote all of the Common Shares owned by them and their respective controlled affiliates in favor of each of the other’s respective director nominees, subject to certain exceptions set forth in the Voting and Standstill Agreement.  Furthermore, Liberty Global, Discovery, Mr. Malone and MHR have agreed that, through the first anniversary of the Issuer’s 2016 Annual Meeting of Shareholders, each of them will take any and all action necessary to propose and support the continued appointment of Dr. Rachesky as Chairman of the Issuer’s board of directors and in favor of the other director nominees recommended by the Issuer’s board of directors.

Under the Voting and Standstill Agreement, Liberty Global, Discovery and Mr. Malone have also agreed that if they or any of their controlled affiliates sell or transfer any of their Common Shares to a shareholder or group of shareholders that beneficially own 5% or more of the Common Shares, or that would result in a person or group of persons beneficially owning 5% or more of the Common Shares, any such transferee will be required to agree to the transfer and voting provisions set forth in the Voting and Standstill Agreement.

The foregoing description of the Voting and Standstill Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Voting and Standstill Agreement, which is included as Exhibit 7(b) to this Statement and incorporated herein by reference.

Item 7.                                                         Material to be Filed as Exhibits.

7(a)                          Stock Exchange Agreement, dated as of February 10, 2015, by and among Lions Gate Entertainment Corp., LG Leopard Canada LP, the Malone Family Land Preservation Foundation, the Malone Family Foundation, the John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust (incorporated by reference to Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the SEC on February 11, 2015).

7(b)                          Voting and Standstill Agreement, dated as of November 10, 2015, among Lions Gate Entertainment Corp., Liberty Global Incorporated Limited, Discovery Lightning Investments Ltd., John C. Malone, MHR Fund Management, LLC, Liberty Global plc, Discovery Communications, Inc. and the affiliated funds of MHR Fund Management, LLC party thereto (incorporated by reference to Exhibit 10.2 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the SEC on November 10, 2015).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 20, 2015

/s/ John C. Malone
John C. Malone

EXHIBIT INDEX

Exhibit No.	Description

7(a)

Stock Exchange Agreement, dated as of February 10, 2015, by and among Lions Gate Entertainment Corp., LG Leopard Canada LP, the Malone Family Land Preservation Foundation, the Malone Family Foundation, the John C. Malone June 2003 Charitable Remainder Unitrust and the Malone Starz 2015 Charitable Remainder Unitrust (incorporated by reference to Exhibit 10.1 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the SEC on February 11, 2015).

7(b)

Voting and Standstill Agreement, dated as of November 10, 2015, among Lions Gate Entertainment Corp., Liberty Global Incorporated Limited, Discovery Lightning Investments Ltd., John C. Malone, MHR Fund Management, LLC, Liberty Global plc, Discovery Communications, Inc. and the affiliated funds of MHR Fund Management, LLC party thereto (incorporated by reference to Exhibit 10.2 to Lions Gate Entertainment Corp.’s Current Report on Form 8-K (File No. 001-14880) filed with the SEC on November 10, 2015).